EXHIBIT 99.1

Galapagos doses first healthy volunteer with CF combo GLPG2222 and GLPG2451

Mechelen, Belgium; 23 February 2017, 22.00 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces dosing of the first healthy volunteer with a combination of novel corrector GLPG2222 and novel potentiator GLPG2451 for cystic fibrosis in a Phase 1 study.

After completion of the dosing of GLPG2451 as a monotherapy, in the new cohorts the safety, tolerability and PK of 14 days co-administration of GLPG2451 and GLPG2222 is being evaluated. The randomized, double-blind, placebo controlled, single center study is being conducted in at least 40 healthy volunteers in Belgium.

In order to bring a more effective therapy to the majority of cystic fibrosis patients, Galapagos and AbbVie have a portfolio of candidates addressing three complementary components for a potential combination therapy. In the present study, potentiator GLPG2451 and C1 corrector GLPG2222 are evaluated as potential components of this triple combination.

Triple combinations of CF compounds in the portfolio have consistently shown restoration of healthy activity levels in in vitro assays with human bronchial epithelial (HBE) cells of patients with the F508del mutation. These combinations result in an increase in chloride transport compared to Orkambi[1] in HBE cells with the homozygous F508del mutation.

"We are pleased to have initiated our first dual combo Phase 1 study with our potentiator and C1 corrector for cystic fibrosis," said Dr Piet Wigerinck, CSO of Galapagos. "This step brings us closer to our goal of initiating a patient evaluation of a triple combination therapy by mid-2017."

About the Galapagos-AbbVie collaboration in cystic fibrosis
In September 2013 Galapagos and AbbVie entered into a global collaboration agreement focused on the discovery and worldwide development and commercialization of potentiator and corrector molecules for the treatment of CF. Under the terms of the agreement, AbbVie made an upfront payment of $45 million to Galapagos. Upon successful completion by Galapagos of clinical development through to completion of Phase 2, AbbVie will be responsible for Phase 3, with financial contribution by Galapagos. Galapagos has earned $50 million in milestone payments to date and is still eligible to receive up to approximately $550 million in total payments for developmental and regulatory milestones, sales milestones upon the achievement of minimum annual net sales thresholds and additional tiered royalty payments on net sales, ranging from mid-teens to 20%. Galapagos has commercial rights to China and South Korea, and has an option to co-promote in Belgium, Netherlands, and Luxembourg.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 510 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements
This release may contain forward-looking statements, including statements regarding Galapagos' strategic ambitions, the potential efficacy of Galapagos' product candidates in cystic fibrosis (including GLPG2222 and GLPG2451), the anticipated timing of clinical studies with GLPG2222, GLPG2451 (or combinations thereof) and Galapagos' other cystic fibrosis product candidates, and the progression and results of such studies and statements regarding a potential triple combination therapy in cystic fibrosis. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of Galapagos' product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for cystic fibrosis, AbbVie), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1]Orkambi® is a prescription medicine sold by Vertex Pharmaceuticals, used for the treatment of cystic fibrosis (CF) in patients age 12 years and older who have two copies of the F508del mutation (F508del/F508del) in their CFTR gene.